Contact

www.linkedin.com/in/annmaria-de-mars-3549606 (LinkedIn)
www.7generationgames.com/ (Company)
www.7generationgames.com/category/annmaria/ (Blog)
www.thejuliagroup.com/blog/ (Personal)

Top Skills

SAS
Statistics
Data Collection

Publications

Moving from Windows to Super-computing: The 5% Solution

AnnMaria De Mars

President at 7 Generation Games
Santa Monica, California, United States

Experience

7 Generation Games
President
January 2015 - Present (7 years 8 months)
Santa Monica, CA

Design and develop educational games to teach mathematics, with an emphasis on meeting the needs of Native American and Spanish-speaking students. Write grants and proposals for research and development funding, recruit and supervise staff and write code (far less often than I would like).

The Julia Group
President
September 1985 - Present (37 years)
Santa Monica, CA

Statistical consulting, evaluation research, statistical programming, quantitative and qualitative data analysis. Began as R & R Consulting in 1985. Incorporated on the Spirit Lake Dakota Nation as Spirit Lake Consulting, Inc. The Julia Group, originally a satellite office, was established as an independent company in 2008.

National University
Adjunct Professor, Applied Engineering and Biostatistics
November 2015 - Present (6 years 10 months)
La Jolla, CA

I teach advanced multivariate statistics, health management analytics and epidemiology.

Start-Up Chile
Seed G19
February 2018 - December 2019 (1 year 11 months)
Santiago, Chile

Growing 7 Generation Games to teach math, social studies, English and Spanish, now in Latin America!

Pepperdine University

Adjunct Professor, Statistics and Research Methods
August 2008 - March 2017 (8 years 8 months)
West Los Angeles

Teach in the doctoral program in the Graduate School of Education and
Psychology

Boom Startup
Ed Tech Accelerator
2015 - 2015 (less than a year)

As part of the Boom Startup Accelerator's Ed Tech cohort, I am working with
mentors to develop financial models, sales strategies and business plans to
scale 7 Generation Games into a $50 million a year enterprise over the next
five years.

University of Southern California
Senior Statistical Consultant
2008 - 2010 (2 years)

Wrote web application for customer response tracking and reporting, taught
short courses in statistical programming and data visualization, provided
consulting for research design and data analysis using SAS, Stata, SPSS and
JMP

Spirit Lake Consulting, Inc.
vice-president
2001 - 2008 (7 years)

Developed blended learning applications for staff training in health care,
social services and management. Wrote customized software per client
specifications. Wrote grant proposals funded for over $1 million in research
and development support.

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Education

University of California, Riverside
Ph.D., Applied Statistics, Tests and Measurement · (1985 - 1990)

University of Minnesota - Carlson School of Management
MBA, Business · (1980)

Washington University in St. Louis
BSBA, Business · (1975 - 1978)